UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Prothena Corporation PLC

(Name of Issuer)

Ordinary Shares, $0.01 par value

(Title of Class of Securities)

G72800108

(CUSIP Number)

Diana L. Hayes, Esq.

Trenam Law

2700 Bank of America Plaza

Tampa, Florida 33602

813-227-7433

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. G72800108	Schedule 13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON William P. Scully
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 694,313*
	6	SHARED VOTING POWER 3,341,827*
	7	SOLE DISPOSITIVE POWER 694,313*
	8	SHARED DISPOSITIVE POWER 3,341,827*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,036,140*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.50%*
12	TYPE OF REPORTING PERSON IN

* See Item 4.

CUSIP No. G72800108	Schedule 13G/A	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Prothena Corporation PLC

(b)	Address of Issuer’s Principal Executive Office:

77 Sir John Rogerson’s Quay, Block C

Grand Canal Docklands

Dublin 2, D02 VK60, Ireland

Item 2.

(a)	The name of the Reporting Person is William P. Scully.

(b)	The address of the Reporting Person is 771 Manatee Cove, Vero Beach, Florida 32963.

(c)	The citizenship of the Reporting Person is Florida.

(d)	Title and class of securities: Ordinary Shares, $0.01 par value

(e)	CUSIP No: G72800108

Item 3.

If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 14 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8)

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G)

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Person may be deemed to be the beneficial owner of 4,036,140 Ordinary Shares. This amount consists of (i) 69,213 Ordinary Shares owned directly by the Reporting Person over which he has sole voting and dispositive power, (ii) 72,100 Ordinary Shares owned by Manatee Equity Fund LLC, of which the Reporting Person is the sole manager with sole voting and dispositive power, (iii) 553,000 Ordinary Shares owned by the Reporting Person’s IRA, over which he has sole voting and dispositive power, (iv) 42,000 Ordinary Shares owned by the Reporting Person’s spouse’s IRA, over which he may be deemed to have shared voting and dispositive power, (v) 57,000 Ordinary Shares owned by the Reporting Person’s spouse, over which he may be deemed to have shared voting and dispositive power

CUSIP No. G72800108	Schedule 13G/A	Page 4 of 5 Pages

(vi) 14,000 Ordinary Shares owned by an IRA subject to an investment management agreement over which the Reporting Person may be deemed to have shared voting and dispositive power by reason of his right to terminate such agreement, (vii) 60,000 Ordinary Shares owned in the aggregate by a trust, of which the Reporting Person may be deemed to have shared voting and dispositive power by virtue of being a co-trustee, (viii) 2,709,846 Ordinary Shares owned in the aggregate by various grantor retained annuity trusts, which have an independent trustee, but over which the Reporting Person may be deemed to have shared voting and dispositive power by reason of his retained right to substitute assets in such trusts, and (ix) 458,981 Ordinary Shares owned in the aggregate by various irrevocable gift trusts, which have an independent trustee, but over which the Reporting Person may be deemed to have shared voting and dispositive power by reason of his retained right to substitute assets in such trusts.

(b)	Percent of Class:

According to the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, the number of shares outstanding as of August 1, 2024 was 53,780,345. The Ordinary Shares which the Reporting Person may be deemed to beneficially own constitute approximately 7.50% of such total number of shares.

(c)	Number of shares as to which the Reporting Person has:

i.	Sole power to vote or direct the vote: 694,313

ii.	Shared power to vote or direct the vote: 3,341,827

iii.	Sole power to dispose or direct the disposition of: 694,313

iv.	Shared power to dispose or direct the disposition of: 3,341,827

The Reporting Person disclaims beneficial ownership of all Ordinary Shares to which the Reporting Person does not have a pecuniary interest, and the Reporting Person expressly disclaims any status as a “group” with any other party.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G72800108	Schedule 13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

WILLIAM P. SCULLY, individually

/s/ Diana L. Hayes
Diana L. Hayes, Attorney-in-fact*

*	Pursuant to a Limited Power of Attorney dated as of February 13, 2024, a copy of which is on file with the Commission.